UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Material Notice – Succession process of Ipiranga’s CEO
2. Material Notice – Succession plan of Ultrapar’s Board of Directors
3. Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on September 22, 2021.

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Succession process of Ipiranga’s CEO and strengthening of Ultrapar’s structure

São Paulo, September 22, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or the “Company”), under the terms of CVM Instruction 358/02, hereby informs that its Board of Directors approved today two important organizational changes: the election of Leonardo Remião Linden as the new Chief Executive Officer of Ipiranga and the election of Marcelo Pereira Malta de Araújo as Chief Corporate Development & Advocacy Officer of Ultrapar. Both changes will become effective as from October 2021.

Marcelo Araújo joined Ultra Group three years ago as CEO of Ipiranga and is well recognized for his leadership in institutional and corporate affairs in the oil & gas downstream sector in Brazil. In his new position, he will be responsible for Sustainability, Institutional Relations, Communications, Legal, Compliance, Risks and Internal Audit at Ultrapar.

Leonardo Linden joined Ultra Group five years ago to structure and develop Iconic, a joint venture created in 2017 by Ipiranga and Chevron in the lubricants segment. Since then, he led the business growth to a recurring EBITDA in 2020 that was five times the EBITDA in 2018. In April 2021 he took over as Commercial VP in Ipiranga, as part of a planned succession process of Ipiranga’s CEO position. Linden has a long executive career in the fuel sector in Brazil and in the United States, and has formerly worked in Exxon Mobil, Cosan and Raízen. His priority will be the execution of Ipiranga’s plan to improve profitability and grow.

Ultrapar also informs that, in the context of the succession process of Ipiranga, John Shojiro Suzuki, current Planning and Control Director, will leave the company and Cristiane Silva Leite, one of the main executives of Ultra Group and with solid track record in finance built in Ultrapar, Oxiteno and Ultracargo, will assume his position. Cristiane, who is currently Director of Risks, Compliance and Internal Audit at Ultrapar, will be succeeded by Fernanda Teves de Souza, the Company’s current Compliance Manager.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Succession plan of Ultrapar’s Board of Directors

São Paulo, September 22, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or the “Company”), under the terms of CVM Instruction 358/02, announces the succession plan of the leadership of its Board of Directors, developed under the leadership of the current Chairman of the Board, Pedro Wongtschowski, whose mandate will end in April 2023.

To succeed him at the end of his term of office, the Board of Directors decided upon the preparation of Marcos Marinho Lutz, current board member of Ultrapar, to potentially recommend him for the Chairman position. In this preparation process, the Board approved that, from January 2022 to April 2023, Marcos Lutz will be the Chief Executive Officer of Ultrapar, aiming at a deepening in Ultra Group’s various businesses. Marcos Lutz began his career in Ultra Group in 1994 as a trainee and remained at the Company until 2003, reaching Ultracargo’s CEO position. He has an outstanding background of key leadership positions in energy and infrastructure businesses and has formerly served as CEO of Cosan S.A. from 2009 to 2020.

The Board of Directors also approved the election of Frederico Pinheiro Fleury Curado, current CEO of Ultrapar, to Ultrapar’s Board Vice-Chairman position, which he will take office as from January 2022, closing a cycle of strategic redirection, portfolio review and renewal of leaders in Ultra Group initiated in 2017. Frederico Curado will succeed Lúcio de Castro Andrade Filho, who will retire at the end of 2021 after 45 years of dedication and great contributions to the Company, both in executive positions and as a member of the Board, where he sits since 1998.

With a planned process of succession and renewal of its leadership, in preparation for a new growth cycle, Ultra Group assures the continuity of its strategy of focus on the energy and infrastructure sectors, with a growing emphasis in the transition of the energy matrix, as well as the continuous improvement of its corporate governance processes.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

(Minutes of the Meeting of the Board of Directors of UltraparParticipações S.A.,
held on September 22, 2021)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

September 22, 2021, at 2:30 p.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City of and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in Attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1, Risks, Compliance and Audit Officer, Mrs. Cristiane Silva Leite, and Compliance Manager, Mrs. Fernanda Teves.

Matters discussed and resolutions:

  The members of the Board were updated on the Company’s compliance program, in particular its main milestones, the activities of the open channel and special projects.

  Approved, in accordance with the stock-based compensation plan of the Company approved at the Company’s Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017 (“Plan”), on item 4.2 of the Plan:

(i)   the Company’s 5th Restricted Share-based Compensation Program (“5th Restricted Shares Program”) which will be filed at the Company's headquarters and stipulates, among other provisions, the institution of the usufruct of the equity rights of all shares, object of the 5th Restricted Shares Program in favor of the participants; the vesting period of six years from the date of execution of the respective contract for the transfer of the ownership of the shares established in usufruct; and price and payment method to the participants; always in accordance with the provisions of the Plan;

(ii)     the list, which is filed at the Company's headquarters, containing the participants designated to participate in the 5th Restricted Shares Program and the equivalent number of shares, as indicated by the Company's People Committee, authorizing the execution of the agreements between the Company and each participant of the program hereby approved, according to the minutes filed at the Company's headquarters, as well as the granting of usufruct and delivery of shares, under the terms and conditions provided in each agreement.

  Afterwards, the Board of Directors discussed important organizational changes in the Company’s management. In this sense, Mr. Frederico Curado proposed to the Board the creation of a new position in the Board of Executive Officers, responsible for sustainability, institutional relations, communications, legal, compliance, risks and internal audit, reporting to the Chief Executive Officer. To occupy such position, Mr. Frederico Curado submitted to the Board of Directors the name of Mr. Marcelo Pereira Malta de Araújo.

  To assume the position of Executive Officer of the Company and Chief Executive Officer at Ipiranga, Mr. Frederico Curado indicated Mr. Leonardo Remião Linden, Brazilian, married, business administrator, Identity Card RG under Nr. 1010446621-SSP/RS and enrolled on CPF/ME under Nr. 452.601.500-82, with professional address on Rua Francisco Eugênio, Nr. 329, in the City of and State of Rio de Janeiro, Postal Code 20941-900.

  The Board approved the appointment of Mr. Marcelo Araújo and Mr. Leonardo Linden to the exercise of such functions and their respective remunerations, as recommended by the People Committee, as from October 11, 2021. Said executive officers shall remain in their position until the mandate term of the current officers, until the holding of the Annual General Shareholders’ Meeting to be held in 2023, which will cover documents referred in article 133 of Brazilian Corporate Law, referred to the period ended on December 31, 2022.

  Immediately thereafter, the Chairman of the Board of Directors informed the Board members that the Company’s Vice President of the Board of Directors, Mr. Lucio de Castro Andrade Filho, has decided to leave the Board as of January 3rd, 2022. Such decision is part of the planned transition process of leadership of the Board of Directors, as announced in March of this year.

  The Directors acknowledged to the decision of the Vice-Chairman and expressed their votes of gratefulness for his commitment, dedication, guidance and competency throughout the years he acted as manager of the Company and its subsidiaries.

  To replace him, the Board unanimously approved the appointment of Mr. Frederico Pinheiro Curado, Brazilian, married, engineer, Identity Card RG under Nr. 15.227.738/SSP-SP and enrolled on CPF/ME under Nr. 267.002.121-20, with professional address at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City of and State of São Paulo (Postal Code 01317-910), to act as Vice- Chariman, with mandate term from January 3, 2022 until the mandate term of the Board of Directors currently in office is completed. Once Mr. Frederico Curado assumes such position, he will occupy the positions on the People Committee and the Conduct Committee of the Company.

  Continuing with the planned process of succession of the management of the Company, the Chairman of the Board of Directors submitted for the approval of the members present the election of Mr. Marcos Marinho Lutz, Brazilian, married, engineer, Identity Card RG under Nr. 15.649.492-9/SSP-SP and enrolled on CPF/ME under Nr. 147.274.178-12, with professional address at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City of and State of São Paulo (Postal Code 01317-910) to act as Chief Executive Officer, with mandate term from January 3, 2022 until the mandate term of the Executive Board currently in office is completed. The election aims to prepare him for a potential recommendation of the Board of his name as Chairman position of the Board of Directors in the future.

  The process of a planned succession of the management of the Company has been regularly conducted in the management of the Company and of its businesses. The appointment of Mr. Marcos Lutz represents an important step for the preparation of the executives and the continuity of Ultrapar’s management and business philosophy.

Notes: (i) The resolutions were approved, with no amendments or qualifications, by all the Board members, except from resolutions of items 9 and 10, of which Mr. Marcos Lutz abstained from voting; and (ii) previously consulted, Mrs. Frederico Pinheiro Fleury Curado, Marcos Marinho Lutz and Leonardo Remião Linden informed that, (a) they are not incurred any offense that prevents them from carrying out the duties inherent to the positions for which they were appointed, (b) they do not hold any position in companies that may be considered competitors of the Company and (c) they have no conflict of interest with the Company, in accordance with article 147 of Law Nr. 6,404/76.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Teixeira de Assumpção Saigh

Ana Paula Vitali Janes Vescovi

Flávia Buarque de Almeida

Jorge Marques de Toledo Camargo

José Galló

José Luiz Alquéres

José Mauricio Pereira Coelho

Marcos Marinho Lutz

Otávio Lopes Castello Branco Neto

André Brickmann Areno – Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Material Notice – Succession process of Ipiranga’s CEO, Material Notice – Succession plan of Ultrapar’s Board of Directors and Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on September 22, 2021)